Exhibit 20.1

                              GeoWaste Incorporated
                         24 Cathedral Place, Suite 208
                            St. Augustine, FL 32084
                                 (904) 824-0201
                               Fax: (904)825-0013

                                                   Contact: Raymond F. Chase

                                                   FOR IMMEDIATE RELEASE

                          GEOWASTE COMPLETES MERGER OF
                       NORTH FLORIDA SOLID WASTE COMPANY

August 13, 1996...GeoWaste Incorporated (NASDAQ:GEOW) today announced that it completed the merger of Spectrum Group, Inc. a solid waste collection, transfer and recycling company located in Ocala, Florida. Spectrum does business under the name of United Sanitation in a five county area around Ocala and is a wholly owned subsidiary of GeoWaste.

The consideration paid in the transaction consisted of 2 million shares of GeoWaste common stock and approximately $1 million in cash. GeoWaste also assumed approximately $2.4 million of debt. The owners of United Sanitation, John A. Paglia and Michael D. Paglia have been appointed as officers of GeoWaste. Michael D. Paglia has also been elected to the GeoWaste Board of Directors.

     United Sanitation's collection and recycling operations were commenced in the middle of 1993 and have grown to approximately $4.3 million in revenues in 1995. In July of 1996, United Sanitation completed permitting and opened a solid waste transfer station in Ocala, Florida which will permit the transfer of United's and third party waste streams to more cost effective disposal options outside the Ocala area. It is anticipated that this waste will be transported to GeoWaste's Pecan Row Landfill in Valdosta, Georgia. Based upon the continued growth in collection and recycling operations and the anticipated volume of the transfer station, it is expected that the United Sanitation merger will add at least $9 million in revenues to GeoWaste in 1997 and will be accretive to future earnings per share.

Amy C. MacF. Burbott, the Chief Executive Officer of GeoWaste, commented:
     "We are very excited about the impact of this merger with United Sanitation. The transaction will greatly strengthen our presence and operations in our current market area. It is expected to bring a significant amount of additional solid waste to our Valdosta landfill, as well as serve as the nucleus for further expansion in collection and transportation in this Northern Florida market. We also enthusiastically welcome the addition of John and Michael Paglia to our management team and expect them to play a significant role in helping grow the Company in the future."

GeoWaste currently owns and operates a Subtitle D disposal facility and collection company in Valdosta, Georgia, a solid waste collection and street sweeping company in Jacksonville, Florida, and operates a solid waste transfer station in St. Augustine, Florida.

Statements regarding future revenues and earnings are not guarantees of future performance. Actual results may differ materially from those projected in this announcement.